June 10, 2024

VIA ELECTRONIC FILING
Mr. Aaron Brodsky Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20002
Re:	The Pop Venture Fund File Nos. 811-23950 and 333-278367

Dear Mr. Brodsky:

On behalf of The Pop Venture Fund (the “Fund”) set forth below are the Fund’s responses to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated April 29, 2024 relating to the Registration Statement on Form N-2 (File Nos 811-23050 and 333-278367 (the “Registration Statement”)) of the Fund filed on March 29, 2024. The Staff’s comments are set forth below and are followed by the Fund’s responses:

PROSPECTUS

Cover Page (pages i-ii)

1.	Please explain supplementally the meaning/purpose behind the term “Pop” as used in the Fund name and in the context of the Fund’s investments.

The use of “Pop” in the fund name is short for “popular”. Pop Venture’s mission is “Making Venture Popular” in order to provide the general public equal access to private companies through investing in a closed-end registered interval fund.

Cover Page (pages 2-3)

2.	The last sentence on page 3 discloses that Pop Venture Advisers LLC (“Adviser”) is the Fund’s investment adviser. The Adviser does not appear to be an SEC-registered investment adviser. Please confirm that this is accurate, and please provide a status update if the Adviser has applied for registration. We may have additional comments.

The Adviser applied for registration as an investment adviser on March 29, 2024, and the order was approved on May 7, 2024 under the 120 day rule.

Mr. Aaron Brodsky

June 10, 2024

Prospectus Summary, Investment Objective and Strategies (pages 5-7)

3.	The Fund’s 80% policy applies to Private Companies, which includes both venture and growth companies. However, the Fund name includes the term “venture” but does not include the term “growth.” Please revise the 80% policy so that it is limited to venture companies, including, as appropriate, venture companies with a growth concept.

The Fund has clarified the disclosure to reflect that the Fund’s 80% policy applies to Private Companies that are venture-stage. The “venture” in Pop Venture refers to the act of investing in these Private Companies. The Fund will invest in companies that are growing. The Fund defines a business as “growing” when a company has a trailing twelve-month (TTM) revenue that is higher than the previous twelve months or three quarters of consistent increases in revenue.

4.	Please confirm supplementally whether the Fund will invest in equity securities of operating companies, and/or whether the Fund will invest in the securities of other funds. We may have further comments.

The Fund will invest in equity securities of operating companies. The Fund will not invest in other funds.

5.	Please supplementally explain whether the Fund will invest more than 15% of its assets in issuers that rely on the exclusions under 3(c)(1) or 3(c)(7) of the 1940 Act. We may have further comments.

The Fund will not invest more than 15% of its assets in issuers that rely on the exclusions under Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund intends to invest in equity securities of operating companies.

6.	Disclosure on page 5 includes a reference to “ordinary income” and “capital gains,” and could suggest that capital gains lead to ordinary income. Given that the Fund will primarily make equity investments, please delete the reference to “ordinary income,” or explain to us why it is appropriate.

The Fund has deleted the reference to ordinary income.

7.	Please clarify in the disclosure what it means for a portfolio to be “robust and tempered,” as those terms are used on page 5.

The Fund has deleted the references in the Registration Statement.

8.	Please disclose how the Fund is defining the term “growth companies” as used on page 5.

The Fund defines “growth companies” as companies that have a trailing twelve-month revenue (TTM) that is higher than the previous twelve months, and/or three quarters of increases in revenue.

Mr. Aaron Brodsky

June 10, 2024

9.	Please disclose if the Fund can and/or will only invest in companies that are in the Locker and/or identified by the Locker as meeting the Fund’s investment criteria.

The Fund has disclosed that it will only invest in companies that have completed the Fund’s screening application (“Application”) and diligence process, which is called The Locker.

10.	Please supplementally explain how the Locker “is available to privately held companies.” For example, does the Adviser sell access to the Locker to privately held companies?

The Adviser requires a completed Application from every company applying for investment from the Fund. Once the form is complete and submitted, the data is encrypted and transmitted to a proprietary diligence tool called the Locker. The Adviser does not sell access to the Locker. The Locker is a software created by CrowdCheck Inc. an affiliate of the Adviser.

ABOUT THE APPLICATION:

The Application contains 376 questions across seven sections (company, team, accounting, capital, customers, fundraising and legal/consents. Through the Application, the applicant company will submit 24 documents including financials, leases, shareholder agreements and formation documents.

The Application gathers data points necessary to conduct diligence on a private company. Once the Application is complete and submitted, the data is encrypted and transmitted to a proprietary system. Each Application submitted creates a unique Locker. The data in each Locker is not intermingled with other data, it is encrypted within Salesforce and reviewed by the Adviser and the Fund.

ABOUT THE LOCKER

Once submitted, the data from the application form will feed 95 calculations including ten balance sheet ratios, customer concentration percentages, number of foreign/domestic suppliers, and percentage of square footage per revenue dollar. In addition to the data calculations, the Locker identifies 61 possible flags.

CROWDCHECK VERIFICATION OF A LOCKER

When an Application is submitted, creating a Locker, it will be verified by CrowdCheck Inc., a diligence and compliance firm, owned by Pop Venture Inc. Within the portal, each CrowdCheck analyst will be presented the fields that require verification. The verification process itself is a manual process conducted by the CrowdCheck trained analysts who review the information in each company’s Locker.

CrowdCheck has a secure portal contained in the Locker system. Through the portal the CrowdCheck team will be notified which Lockers have been created and are ready for verification.

Mr. Aaron Brodsky

June 10, 2024

The Locker

Once a company’s Locker is verified by CrowdCheck, the company is sent a copy of their diligence dashboard and given secure login/password to access their Locker.

The Locker was built in Salesforce by Pop Venture. For seven years, Pop Venture Founder Nicole Loftus researched, designed, and built this diligence solution to be utilized by the Fund.

The Fund’s Utilization of The Locker

Prior to submitting the Application, a company provides consent for their Locker diligence data to be shared with the Adviser. The Adviser has a portal into The Locker system that will identify verified Lockers that meet the Fund’s criteria. The Fund’s Chief Investment Officer and future portfolio managers will receive and review these Lockers, conducting further quantitative and qualitative diligence on each company. The Fund intends to use The Locker as a portfolio management tool to monitor portfolio companies, gather valuation data and improve likelihood that the portfolio company will continue to raise capital, if necessary, and ultimately successfully exit the portfolio. When a company accepts a binding term sheet for investment from the Fund, the company will agree to maintain and update their Locker throughout the period the company is a portfolio company for investment by the Fund.

11.	Please inform us supplementally whether any entities other than the Adviser/Fund currently utilize the Locker.

Currently no entities other than the Adviser and the Fund utilize the Locker.

12.	Please disclose how many companies currently use the Locker to seek funding and/or for related purposes.

Currently no companies are using the Locker.

13.	Page 5 indicates that Pop Venture Inc. is an affiliate of the Adviser and owns the Locker and CrowdCheck Inc. Please supplementally explain all of the business lines of Pop Venture Inc.

Pop Venture Inc.

Pop Venture Inc. was founded in 2022 by Nicole Loftus.

Pop Venture Inc. is headquartered in New York.

Pop Venture Inc. owns CrowdCheck Inc. and The Locker diligence software.

Pop Venture Inc. has no other businesses or services.

Mr. Aaron Brodsky

June 10, 2024

CrowdCheck, Inc.

CrowdCheck was founded in 2012 by Sara Hanks.

CrowdCheck is a diligence and compliance firm in Alexandria Virginia.

CrowdCheck has twenty-two employees, thirteen of which are licensed attorneys.

Pop Venture Inc. acquired CrowdCheck, Inc. on December 22, 2023.

CrowdCheck provides the Adviser and the Fund with diligence services, verifications of fund applicants’ data and bad actor checks on applicants’ board members, leadership team and investors.

Pop Venture Enterprises Inc.

Pop Venture Enterprises Inc. was formed in 2024 by Nicole Loftus

Pop Venture Enterprises Inc. is the parent company of Pop Venture Advisers LLC.

14.	Please explain supplementally if Pop Venture Inc. may invest in any of the companies listed in and/or identified by the Locker.

Pop Venture Inc. will not invest in companies listed in and/or identified by the Locker.

CrowdCheck, Inc. will not invest in companies listed in and/or identified by the Locker.

15.	Disclosure on page 6 indicates that the Fund’s portfolio may be comprised of growth companies, as well as companies that exhibit growth characteristics but fall outside the classic growth stock classification. Please disclose a brief explanation or parenthetical demonstrating the characteristics of a company that has growth characteristics but that falls outside the growth stock classification.

The Fund has clarified its disclosure to reflect that the Fund may invest in businesses that fall within the classic growth stock classification. The Fund calculates growth as a trailing twelve-month revenue (TTM) that is higher than the previous twelve months, and/or three quarters of increases in revenue.

16.	Disclosure on page 6 states that the Locker provides a “quantitative foundation and a discretionary overlay.” Please disclose in Item 8, or elsewhere as appropriate, additional detail regarding the discretionary overlay, including the general circumstances under which discretion would be used.

The Locker is utilized by the Fund as a quantitative due diligence method. The Adviser has the ultimate discretion to determine if a company is suitable for investment by the Fund, regardless of the report generated by The Locker.

When an Applicant becomes a portfolio company, their Locker will continue to provide the Adviser and Fund with valuable information on the company’s performance to continually monitor the portfolio.

Mr. Aaron Brodsky

June 10, 2024

17.	Disclosure on page 6 references data that the Locker collects from “each user.” Please clarify in disclosure what “user” means in this context (e.g., is this referring to the “user applicant community” referenced in subsequent disclosure, or to some other entity?).

The disclosure has been updated to reflect that the “user” is synonymous with Applicant or Applicant Community. The Locker is a software and as a company utilizes the Locker, they are considered a “user” of said software.

18.	Please clarify what the “user applicant community” is, including if all “user applicants” are companies that use the Locker.

See response to Comment 17.

19.	Disclosure on page 6 references CrowdCheck, Inc. Please provide additional disclosure about CrowdCheck, Inc. and its business lines and functions. Please also disclose if CrowdCheck, Inc. is a registered entity either under state or federal law.

See response to Comment 13.

CrowdCheck is not a registered entity and withdrew its registration as an investment adviser in Virginia effective January 31, 2024.

20.	Page 6 indicates that CrowdCheck will conduct “Bad Actor checks.” Please disclose how the Fund is defining “Bad Actor checks.”

The Fund has clarified the disclosure on how it is defining “Bad Actor checks”. A “Bad Actor check” is a process or procedure designed to identify and mitigate risks associated with individuals or entities that may engage in dishonest, illegal, or unethical behavior used in various fields such as finance, law enforcement, cybersecurity, and compliance. A Bad Actor check involves conducting background checks, verifying identities, and assessing past behaviors or affiliations to determine the level of risk an individual or entity poses. This could include screening for criminal records, sanctions, regulatory violations, fraudulent activities, or other indicators of potential misconduct.

The ultimate goal for the Fund is to reduce the likelihood of engaging with individuals or entities that could harm reputation, financial stability, or regulatory compliance. The CrowdCheck Bad Actor Report™ is a tool to help securities issuers and intermediaries establish that they have conducted reasonable care to discover whether covered persons involved in an offering have disqualifications that prevent the issuer from conducting securities offerings or require disclosure.

21.	Please explain supplementally if Bad Actor Checks and other CrowdCheck, Inc. checks can be overridden and/or are among multiple factors that are considered in making an investment decision, or if such findings automatically result in a company being excluded from consideration for the Fund’s portfolio.

Mr. Aaron Brodsky

June 10, 2024

If CrowdCheck identifies a covered person within a company applying for investment from the Fund as a Bad Actor, that company will be excluded from consideration for the Fund’s portfolio.

22.	Disclosure on page 6 states that the Locker will provide the Adviser with businesses that meet the Fund’s stringent criteria, including return on the equity investment. Please fully disclose all the “stringent criteria” the Adviser will use to implement its principal investment strategy.

The Fund has deleted the word “stringent” and has updated the disclosure on criteria the Adviser intends to use in its investment strategy.

23.	Disclosure on page 6 lists a series of factors included as part of the portfolio team’s “further diligence review” (review of “revenue growth, cash flow, market potential, product stage, management team, investor composition and level of financing and trading activity of the company’s securities, etc.”). Are these the “investment criteria” referenced earlier in the disclosure? Or are these factors that are considered in addition to the investment criteria? Please revise the disclosure to clarify.

These factors are included in the investment criteria referenced in the disclosure.

24.	Please also explain how the Adviser measures the criteria and/or factors used to select investments, and at what thresholds the Adviser would make investments based on these criteria/factors.

See response to Comment 3.

The criteria used to select investments includes:

1.	Revenue per year and growth trajectory.

2.	Stage of company.

3.	Risk Sector

4.	Customer Concentration below 50%

5.	Total Addressable Market/ Competitive Landscape

If the portfolio is becoming weighted in one sector or stage of business, new investments will be identified to diversify the portfolio.

25.	Please disclose how the Fund/Adviser measure and/or define the terms “market potential,” “trading activity,” and “investor composition” as used on page 6, including what thresholds the Adviser applies for these criteria in determining whether or not to make an investment.

The Fund has clarified the disclosure.

Mr. Aaron Brodsky

June 10, 2024

26.	The Fund discloses on page 6 that the weight given to each of these criteria will vary according to the Adviser’s “assessment of market conditions.” Please clarify the nature of the market conditions that will be assessed.

The Fund has clarified the disclosure on the nature of market conditions will be assessed. Market conditions will be assessed based on Bloomberg’s weekly risk tracking.

27.	The Fund discloses on page 6 that the Adviser utilizes “publicly available sources.” Please clarify the types of publicly available sources that the Fund utilizes.

The Fund has clarified in the disclosure publicly available sources that the Fund utilizes. Publicly available sources include, but are not limited to, Clear, Bloomberg, CrunchBase, PitchBook, and Lexis Nexis.

28.	The Fund references on page 6 the Adviser’s assessment of “other investment factors.” Please clarify what other factors the Adviser considers in addition to the factors listed in earlier disclosure.

The Fund has clarified the disclosure.

29.	Please disclose what industries or sectors the Fund will invest in.

The Fund is sector and industry agnostic.

30.	Please disclose whether the Fund will be concentrated in any industry or group of industries.

The Fund will not concentrate on an industry or sector.

31.	Will the Fund be investing in debt? If not, please delete the page 7 reference to holding the Fund’s investments “to maturity.”

The Fund will not be investing in debt and has deleted the reference to holding the Fund’s investments “to maturity”.

32.	Disclosure on page 7 states that to enhance the Fund’s liquidity, the Adviser may sell the Fund’s assets. Given that the Fund is proposing to invest in privately held companies, please explain supplementally how the Adviser would sell interests in these companies, and please explain whether there is an active market for the Fund’s anticipated investments.

The Fund’s default position will be to retain assets until there is a liquidity event.

Prospectus Summary, Investment Adviser (pages 7-8)

33.	Disclosure on page 7 indicates that the Investment Advisory Agreement has an initial term of three years. Please supplementally explain how an initial term of three years for the advisory contract complies with section 15(a)(2) of the 1940 Act.

Mr. Aaron Brodsky

June 10, 2024

The Investment Advisory Agreement has an initial term of two years. The Fund has made the revisions to the Registration Statement to reflect the two-year term.

34.	Disclosure on page 8 indicates that the Adviser is entitled to seek reimbursement from the Fund for a period ending three years after the fee waiver, while footnote 2 of the fee table states that waived fees are subject to recoupment two years after the waiver. Please reconcile.

The Fund has reconciled the disclosure.

Prospectus Summary, Purchasing Shares; Pop Venture App (pages 8-9)

35.	Please clarify under what circumstances, and by what method, investors may purchase and redeem Fund shares aside from the Website or App. We may have further comments.

The Fund has clarified the disclosure that in addition to the purchase and sale of shares on the Website, investors may purchase and redeem shares by mail or by phone from the Fund Administrator.

Summary of Fund Fees and Expenses (page 15)

36.	Please include the completed fee and expense information along with the response letter.

The Fund has included the fee and expense information.

37.	Please add the term “common” before the term “shares” in the parenthetical for the line item for Annual Fund Expenses.

The Fund has made the requested revision to the Registration Statement.

38.	Please supplementally explain if the Fund is basing its estimate of “Other Expenses” on a certain amount of assets, and if so, the amount. We may have further comments.

The Fund is estimating “Other Expenses” based on $20 million in Assets Under Management.

39.	Since this is a new fund, please delete the 5 year and 10-year expense examples.

The Fund has made the requested revisions to the Registration Statement.

Use of Proceeds (page 17)

40.	The second sentence of the first paragraph discusses factors that may result in the Fund being unable to invest net proceeds according to its investment objectives/policies within two years. Please provide supplementally an additional explanation of what it is about the “nature of private markets” and the “competitive nature of the business of identifying and structuring investments” that warrants a two-year investment window (e.g., low trading

Mr. Aaron Brodsky

June 10, 2024

volume, lack of fundamental information, complex financials, etc.). Please also confirm that the Fund intends to comply with its 80% policy during this two-year period.

The nature of the private market, including low trading volume, lack of fundamental information, complexity could result in a longer investment window. The Fund intends to comply with its 80% policy during this two-year period.

Investment Objective, Strategies, and Policies (page 17)

41.	The Fund discloses on page 5 that it will invest across sectors and across geographies throughout the United States, but on page 17 the Fund references exposure to “global venture capital investment opportunities.” Please clarify the extent to which the Fund may invest in foreign companies. We may have further comments.

The Fund will not invest in foreign companies and has deleted the reference to “global venture capital investment opportunities” on page 17 in the Registration Statement.

Investment Objective, Strategies, and Policies; Investment Strategy (pages 18-19)

42.	The first full paragraph on page 18 references “changes in asset allocation.” Please delete this reference, or explain supplementally why this reference is applicable, given that the Fund intends to invest primarily in equity securities of private companies.

The Fund has deleted the disclosure.

43.	The first paragraph under the Investment Strategy subheading references “private equity investments.” Please clarify how the Fund is defining “private equity investments.” We may have further comments.

The Fund has clarified the disclosure.

Investment Objective, Strategies, and Policies; Risks; Risks Related to Our Business Structure (pages 20-35)

44.	Please include risk disclosure specific to the Locker. For example, if all investments are sourced through the Locker, and the potential portfolio companies must apply to the Locker, there is a risk of a limited pool of possible investments if not enough portfolio companies apply to the Locker.

The Fund has included the risk disclosure.

45.	The third paragraph under the “Reliance on the Adviser” subheading on page 21 states that the Fund is currently the Adviser’s only significant client and that the Adviser is currently not realizing any profit from its management of the Fund. Please supplementally explain how the board selected the Adviser under section 15(c) of the 1940 Act, including how the board considered the profitability of the Adviser and economies of scale.

Mr. Aaron Brodsky

June 10, 2024

Currently, the Initial Trustee has approved the Investment Adviser pursuant to applicable rules under the Investment Advisers Act of 1940, as amended. The Board’s governance process will comply with Section 15(c) of the 1940 Act.

46.	Disclosure under the “Expense Risk” subheading on page 22 indicates that certain costs of investing in the Fund may be significantly higher than the estimated Fund expenses shown in the Summary of Fund Fees and Expenses section of the prospectus. Please supplementally explain why the estimated expenses may be so materially different from actual expenses. Please also explain why the fee table estimates do not take into account these potential expenses, or please revise the fee table, as appropriate.

See response to Comment 38.

The Fund expects expenses to change materially based upon actual Assets Under Management. The Fund has included certain potential expenses in revised the fee table.

47.	Under the “Affiliation Risk and Inability to Vote” subheading on pages 23-24, the disclosure states that the Fund may enter into contractual arrangements whereby the Fund would irrevocably waive its right to vote so as not to be deemed an “affiliated person” of a company. Please supplementally explain how entering into such a contractual arrangement would avoid the “affiliated person” definition under section 2(a)(3) of the Act, including if the Fund intends to rely on any no-action relief or other guidance or exemptive relief to take this position.

The Fund has modified the disclosure.

48.	Please supplementally explain the material terms of the contracts whereby the Fund would “irrevocably waive its right to vote.”

See Response to Comment 47.

49.	Page 31 references “Small Companies Risk,” but the principal strategy section does not explicitly reference investments in small companies. Please add investments in small companies to the discussion of principal strategies, or remove the discussion from the principal risk section, as appropriate.

The Fund removed the small companies risk factor.

50.	On page 35, the Fund identifies “indemnification of fund investments, managers, and others” as a risk. Please also disclose the limitations around indemnification under the 1940 Act and 1933 Act.

The Fund has included the disclosure.

Mr. Aaron Brodsky

June 10, 2024

Fund Management (pages 36-38)

51.	The Fund discloses on page 37 that the Adviser/Nicole Loftus “have identified, evaluated, structured, managed and monitored a wide range of prospective investments and maintain a strong network within the investment community as a result of their prior and ongoing experience.” Please reconcile this statement with the disclosure on page 20 that the Fund is the “first fund investment portfolio managed by the Adviser.”

The Fund is the first fund managed by the Adviser, however Chief Executive Officer Nicole Loftus has built, evaluated, managed and monitored venture companies. Chief Investment Officer Nneka Ukpai has also evaluated, managed, monitored, and syndicated funding for venture companies for the past 9 years as an angel investor, fellow, and advisor to multiple early and growth stage venture firms and accelerators.

52.	Please clarify supplementally whether/how the CIO’s experience at the positions held over the past 5 years involved identifying, evaluating, structuring, and managing prospective investments in the context of the fund industry.

The roles that Ms. Loftus has in her career include analyzing venture capital and private equity investments. The fund has hired a Chief Investment Officer, Nneka Ukpai, and has modified the disclosure.

53.	Page 37 indicates that Nicole Loftus is currently the CEO of CrowdCheck Inc., but Nicole Loftus is not listed as the CEO of CrowdCheck Inc on the company’s website at https://crowdcheck.com/our-team/. Please clarify.

Nicole Loftus is the CEO of CrowdCheck Inc.

Plan of Distribution and the Pop Venture App (pages 43-45)

54.	Please provide greater detail regarding how this offering of shares will be conducted and how shares will be distributed. For example, disclosure indicates that investors “may” purchase shares directly from the Fund using the App. Please supplementally explain whether the App will be the exclusive means by which prospective investors may buy shares or whether the Fund will also sell shares in other ways. Please also describe the general features and functionality of the App, including whether and how the App will record share ownership. We may have further comments after reviewing your responses.

The Fund has clarified and included additional disclosures. In addition to the purchase and sale of shares on the Website, investors may purchase and redeem shares by mail or by phone from the Fund Administrator.

55.	Please supplementally explain if the Fund will be using any financial intermediary to issue or repurchase shares. Please clarify the role, if any, that a financial intermediary may play in connection with the App or other distribution methods of the Fund’s shares, as appropriate. For example, whether financial intermediaries must purchase Fund shares

Mr. Aaron Brodsky

June 10, 2024

through the App or whether there are other ways through which financial intermediaries can purchase Fund shares, and whether the distributor will offer and distribute shares using the App, as applicable. We may have further comments after reviewing your responses.

The Fund has updated the disclosure to reflect that ALPS Distributors, Inc will be the distributor of the Fund.

56.	Please explain the role, if any, of the App in repurchases under the share repurchase program. We may have further comments after reviewing your responses.

The Fund has clarified the disclosure that in addition to the purchase and sale of shares on the Website, investors may purchase and redeem shares by mail or by phone from the Fund Administrator.

57.	Please inform us whether other funds currently utilize the App.

No other funds currently utilize the Website.

58.	Please supplementally explain if the App will implement any heightened cybersecurity safeguards.

The Website is built on a Salesforce “stack”. Salesforce was chosen to be the back-end software of the Website, the Locker and the portfolio management system for many reasons, chief among them was the cybersecurity and encryption processes that Salesforce has in place. Amazon Web Services (AWS) provides the Fund, the Adviser and the Salesforce system with hosting, archival and document storage. All data is encrypted in transit as well as at rest. Both AWS and Salesforce are known globally for their exceptional investment in cybersecurity and their disaster preparedness.

Share Repurchases (page 46)

59.	Please supplementally explain if investors may choose to be notified about repurchase offers via mail, as opposed to e-mail or text.

The investors may be notified about repurchase offers by mail, if requested.

Dividend Reinvestment Plan (page 50)

60.	Please briefly disclose: if applicable, that an investor holding shares that participate in the plan in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the plan; the type and amount (if known) of fees, commissions, and expenses payable by participants in connection with the plan; and if a cash purchase plan option is available, any minimum or maximum investment required.

The Fund has added the disclosure.

Mr. Aaron Brodsky

June 10, 2024

Fund Expenses (page 52)

61.	Disclosure indicates that Fund expenses include fees and expenses related to the formation and operation of any subsidiaries of the Fund. Please explain if the Fund will invest in securities or other assets through any subsidiary or entity primarily controlled by the Fund. We may have further comments.

The Fund will not invest in securities or other assets through any subsidiary or entity primarily controlled by the Fund.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective and Policies (page 2)

62.	The Fund’s concentration policy states that the Fund may not concentrate, except that this restriction does not apply to investments in Privately Held Companies. The Fund’s concentration policy appears to reserve discretion as to when or whether the Fund would concentrate. Please revise the policy to state whether or not the Fund will be concentrated, and please delete the reference excluding investments in Privately Held Companies from the Fund’s concentration policy.

The Fund has clarified the disclosure in the Registration Statement.

Management of the Fund; Trustee Qualifications; Interested Trustees (page 11)

63.	Disclosure indicates that Nicole Loftus has served as the Fund’s CIO since February 2022, whereas page 7 of the SAI indicates that Nicole Loftus has been with the Fund since 2024. Please reconcile.

The Fund has clarified the disclosure in the Registration Statement.

64.	Disclosure at the top of page 11 states that Nicole Loftus “is invested in the success of the Fund,” but disclosure lower on that page indicates that Nicole Loftus does not have a monetary investment in the Fund. Please delete the first disclosure or clarify as appropriate.

The Fund has clarified the disclosure in the Registration Statement.

PART C, OTHER INFORMATION

Item 25. Financial Statements and Exhibits

Agreement and Declaration of Trust

65.	We note that the state in which your Fund is organized does not have a control share acquisition statute specifically applicable to the Fund. As such, please disclose in the

Mr. Aaron Brodsky

June 10, 2024

prospectus that the Fund’s organizational documents contain control share acquisition provisions, describe the material terms of the provisions, and state that recent federal precedent has found that such control share acquisition provisions are not consistent with the Investment Company Act. Also disclose in the prospectus that the no-action position expressed in the Staff Statement on Control Share Acquisition Statutes, dated May 27, 2020, does not extend to the Fund’s specific circumstances (i.e., a closed-end fund organized in a state that does not have a control share acquisition statute specifically applicable to the Fund).

The Prospectus includes disclosures regarding Delaware Anti-Takeover provisions contained in the Declaration of Trust.

66.	To the extent not already disclosed, please disclose in an appropriate location in the prospectus: (i) the pre-suit demand provision contained in Article V, Section 6(b)(i) of the Declaration of Trust; and (ii) the provision in Article V, Section 6(b)(ii) of the Declaration of Trust requiring the Trustees be afforded a reasonable amount of time to consider and investigate the request.

The Fund has revised the Declaration of Trust and it no longer contains this provision.

67.	Please revise Article V, Section 7 of the Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision, and that the provision does not apply to claims arising under the federal securities laws.

The Fund has revised the Declaration of Trust and it no longer contains this provision.

68.	To the extent not already disclosed, please disclose in an appropriate location in the prospectus the provision contained in Article V, Section 7(ii) of the Declaration of Trust requiring that Trustees be afforded a reasonable amount of time to consider a shareholder request for a General Direct Action and to investigate the basis of such claim.

The Fund has revised the Declaration of Trust and it no longer contains provisions regarding General Direct Actions.

Opinion and consent of Winston & Strawn LLP (page 2)

69.	Please confirm that the legal opinion will comply with CF Staff Legal Bulletin No. 19.

Confirmed. The Winston legal opinion will comply with CF Staff Legal Bulletin No. 19.

Signatures (page 5)

70.	Please provide a signature of a principal financial officer and comptroller or principal accounting officer, or please clarify if Nicole Loftus performs those functions.

Currently, Nicole Loftus is providing the functions of the principal financial officer.

Mr. Aaron Brodsky

June 10, 2024

GENERAL COMMENTS

71.	Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

The Fund has not presented any test the waters material to potential investors.

72.	We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Fund acknowledges the comment.

73.	Please note that a full financial review must be performed, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements.

The Fund acknowledges the comment.

74.	There is no indication that the Fund proposes to engage in any formation transactions. Please confirm to the staff if the Fund anticipates entering any portfolio formation transactions.

The Fund confirms that it does not anticipate entering into portfolio formation transactions.

75.	If you intend to omit certain information from the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

The Fund acknowledges the comment.

76.	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

The Fund has not submitted any exemptive applications or no-action requests.

77.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Mr. Aaron Brodsky

June 10, 2024

* * * * *

Please do not hesitate to contact me at 212-294-6646 if you have any questions.

Very truly yours,

Beth R. Kramer
Winston & Strawn

cc:	Michael Spratt, Assistant Director Thankam Varghese, Branch Chief